

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2018

Mr. Douglas J. Malone
Senior Vice President and Chief Financial Officer
Hardinge Inc.
One Hardinge Drive
Elmira, NY 14903

>   **Re: Hardinge Inc.**
>   **Schedule 13E-3**
>   **Filed March 5, 2018 by Hardinge Inc., Hardinge Merger Sub, Inc.,**
>   **Hardinge Holdings, LLC, Privet Capital Investments II, LP, Privet Fund LP,**
>   **Privet Fund Management LLC and Mr. Ryan Levenson**
>   **File No. 005-20073**
>
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 5, 2018**
>   **File No. 001-34639**

Dear Mr. Malone:

We have reviewed the filings referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments. Please note that capitalized terms used but not defined herein have the meanings ascribed to them in the relevant filings.

Preliminary Proxy Statement on Schedule 14A

General

1. We note that you have defined "the Board" as the board of directors of Hardinge with Messrs. Levenson and Rosenzweig recused. When referencing unanimous decisions by the Board, please clarify that Messrs. Levenson and Rosenzweig recused themselves from the decision-making process and indicate the reasons for the recusal. Refer to Item 1014(a) of Regulation M-A.

Summary Term Sheet, page 1

2. Please clearly disclose how Mr. Levenson controls the Parent Group.

Reasons for the Merger; Recommendation of the Board; Fairness of the Merger, page 26

3. Disclosure indicates that appraisal rights do not apply with respect to the Merger. Please briefly outline any other rights that may be available to security holders under the law. See Item 1004(d) of Regulation M-A.

Opinion of BMO Capital Markets Corp., page 35

4. Please revise to disclose how "Specified Persons" differs from the "Privet Filing Parties."

5. Please disclose if any companies or transactions meeting the selection criteria were excluded from the Selected Publicly Traded Companies or Selected Precedent Transactions analyses and, if so, please state the reasons for making such exclusions.

Certain Effects of the Merger for Parent, page 44

6. Please also disclose the effect of the Rule 13e-3 transaction on Mr. Levenson's interest in the net book value and net earnings of the Company in terms of both dollar amounts and percentages. See Instruction 3 to Item 1013 of Regulation M-A.

The Debt Commitment Letter, page 83

7. Please disclose the material terms of the loan facility contemplated by the Debt Commitment Letter, including the stated and effective interest rates. See Item 1007(d)(1) of Regulation M-A.

Selected Historical Consolidated Financial Data, page 99

8. Please update your disclosure to provide audited financial statements for the fiscal year ended December 31, 2017, as well as updated ratio of earnings to fixed charges and book value per share.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3589 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Trevor S. Norwitz, Esq.
        Kevin S. Cooper, Esq.
        Wachtell, Lipton, Rosen & Katz